SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 7 July 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1     Purchase of Own Securities released on 02 June 2003
1.2     Purchase of Own Securities released on 03 June 2003
1.3     Purchase of Own Securities released on 04 June 2003
1.4     Purchase of Own Securities released on 06 June 2003
1.5     Purchase of Own Securities released on 09 June 2003
1.6     Purchase of Own Securities released on 11 June 2003
1.7     Purchase of Own Securities released on 12 June 2003
1.8     Purchase of Own Securities released on 13 June 2003
1.9     Director Shareholding released on 13 June 2003
2.0     Purchase of Own Securities released on 17 June 2003
2.1     Purchase of Own Securities released on 19 June 2003
2.2     Additional Listing released on 19 June 2003
2.3     Purchase of Own Securities released on 23 June 2003
2.4     Director Shareholding released on 23 June 2003
2.5     Director Shareholding released on 23 June 2003
2.6     Purchase of Own Securities released on 24 June 2003
2.7     Purchase of Own Securities released on 25 June 2003
2.8     Director Shareholding released on 25 June 2003
2.9     Director Shareholding released on 26 June 2003

EXHIBIT 1.1

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  2nd June 2003

BP p.l.c. announces that on 30th May 2003, it purchased for cancellation 5,700,000 ordinary shares at prices between 418.00 pence and 425.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  3rd June 2003

BP p.l.c. announces that on 2nd June 2003, it purchased for cancellation 5,700,000 ordinary shares at prices between 421.00 pence and 427.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.3

BP p.l.c. - Purchase of Own Securities
BP p.l.c. - 4th June 2003

BP p.l.c. announces that on 3rd June 2003, it purchased for cancellation 1,627,914 ordinary shares at prices between 424.50 pence and 428.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  6th June 2003

BP p.l.c. announces that on 5th June 2003, it purchased for cancellation 6,300,000 ordinary shares at prices between 427.50 pence and 437.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  9th June 2003

BP p.l.c. announces that on 6th June 2003, it purchased for cancellation 5,500,000 ordinary shares at prices between 431.00 pence and 438.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.6

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  11th June 2003

BP p.l.c. announces that on 10th June 2003, it purchased for cancellation 5,550,000 ordinary shares at prices between 429.50 pence and 436.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  12th June 2003

BP p.l.c. announces that on 11th June 2003, it purchased for cancellation 5,280,000 ordinary shares at prices between 434.00 pence and 438.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  13th June 2003

BP p.l.c. announces that on 12th June 2003, it purchased for cancellation 5,300,000 ordinary shares at prices between 442.50 pence and 451.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.9

We have today been advised by HSBC Trust Company UK Limited that on 9 June 2003 Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in PEP and ISA plans as follows:

22 shares                     GBP4.2775 per share
139 shares                    GBP4.2750 per share

EXHIBIT 2.0

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  17th June 2003

BP p.l.c. announces that on 16th June 2003, it purchased for cancellation 8,000,000 ordinary shares at prices between 434.00 pence and 441.00 pence per share.

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.1

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  19th June 2003

BP p.l.c. announces that on 18th June 2003, it purchased for cancellation 5,330,000 ordinary shares at prices between 432.50 pence and 440.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

19 June 2003

                            BP p.l.c ("the Company")
                    ---------------------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 40,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 23 June 2003 and trading will commence on 24 June 2003

These shares are being reserved under a block listing and will be issued pursuant to the following schemes:


         Schemes                                                      Shares

EXECUTIVE SHARE OPTION SCHEMES                                      30,000,000
SAVINGS RELATED SHARE OPTION SCHEMES                                10,000,000

When issued these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 2.3

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  23rd June 2003

BP p.l.c. announces that on 20th June 2003, it purchased for cancellation 4,800,000 ordinary shares at prices between 429.75 pence and 436.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.4

We have today been advised by Computershare Plan Managers that on 10 June 2003 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below @ GBP4.29 per share through participation in the BP ShareMatch UK Plan:-

Dr. A.B. Hayward                      83 shares
Mr. J.A. Manzoni                      83 shares
Mr. R.L. Olver                        83 shares

EXHIBIT 2.5

We were advised on 19 June 2003 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 12 June 2003 @ $42.6929 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr        54.4943 ADSs
                          (equivalent to approximately 327 Ordinary shares)

Mr. C.F. Knight           136.3121 ADSs
                          (equivalent to approximately 818 Ordinary shares)

Dr. W.E. Massey           41.6113 ADSs
                          (equivalent to approximately 250 Ordinary shares)

EXHIBIT 2.6

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  24th June 2003

BP p.l.c. announces that on 23rd June 2003, it purchased for cancellation 7,000,000 ordinary shares at prices between 431.00 pence and 435.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.7

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  25th June 2003

BP p.l.c. announces that on 24th June 2003, it purchased for cancellation 2,796,000 ordinary shares at prices between 426.50 pence and 431.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.8

We were today advised by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 25 June 2003 @ GBP4.26743 per share, through the BP Dividend Reinvestment Plan:-

Sir Robin Nicholson                    35 shares
Dr. A.B. Hayward                      825 shares
Mr. J.A. Manzoni                      872 shares

We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 25 June 2003 @ GBP4.26743 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan and BP Group Participating Share Scheme:-

Dr. A.B. Hayward                       27 shares
Mr. J.A. Manzoni                       15 shares
Mr. R. L. Olver                        14 shares

EXHIBIT 2.9

26 June 2003

We were today advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 25 June 2003 @ GBP4.2887 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Dr. A.B. Hayward                    220 shares

Mr. J.A. Manzoni                     221 shares

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 7 July 2003                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary